ANNUAL REPORT

Pebblebrook Fund

April 30, 2006

Pebblebrook Fund, Inc.

Letter to Shareholders

April 30, 2006

Dear Shareholders,

During the twelve-month period ended April 30, 2006 the Pebblebrook Fund posted a total return of 14.15%. For comparison purposes the Dow Jones Industrial Average posted a total return of 14.17%. Please see the accompanying financial statements for more detailed information on the Pebblebrook Fund. All return data include reinvested dividends. It does not reflect the impact of taxes.

The Year in Review

Calendar year 2005 proved to be a mixed year for the stock market. The market struggled for most of 2005 trying to decipher the direction of economy, interest rates, oil prices, inflation and corporate profits. After moving sideways during 2005 the market moved modestly higher as 2006 unfolded. However, the move in early 2006 to the upside was limited to more speculative issues with deteriorating fundamentals underneath the move upward.

Pebblebrook Fund Discussion

At the end of April 2006 the Pebblebrook Fund held 49 positions. The top 3 holdings were Conoco Phillips, Exxon Mobil and Chicago Mercantile Exchange. During the period the top ten Pebblebrook Fund holdings drifted roughly between 25% and 32% of the fund assets.

The Pebblebrook Fund maintained a cautious stance throughout 2005 and into 2006. The fund held a very healthy 24.52% cash position at the end of April 2006. Oil prices remain stubbornly high, inflation is creeping back into the picture and the Federal Reserve has continued to target interest rates higher. We believe these factors eventually will weigh on the U.S. economy unless corrected. We also continue to believe the potential for terrorist mischief remains high. A showdown with Iran over her nuclear armament program was of particular concern this past year. In addition, the United States economic expansion is getting long in the tooth by historical standards. Our view is that caution is the best approach given the level of uncertainty in the world. From our perspective the Pebblebrook Fund throughout 2005 and 2006 was positioned to capture most of the market's upside while protecting shareholder money against a sudden shock. We believe that it is unwise to become complacent in light of the aging economic expansion and the public threats still coming from the terrorists.

It is with regret that we inform our shareholders that the Pebblebrook Fund is closing. The raw facts are that Pebblebrook Fund simply could not aggregate enough assets to justify the necessary scale and scope of a mutual fund. Thus, the Board of Directors voted, and shareholders approved, the decision to close the Pebblebrook Fund, effective June 30, 2006.

As we have said before it was an honor to manage your money. We took our responsibility seriously, and have appreciated your investment in the Pebblebrook Fund. We wish you all the best in the future.

Respectfully,

/s/ Bill Cross
President, Pebblebrook Fund, Inc.
Portfolio Manager, Cross Investment Management, LLC

Pebblebrook Fund
Graphical Illustration (Unaudited)

The following chart gives a visual breakdown of the Fund by the industry sectors the underlying securities represent as a percentage of the portfolio of investments.



Dow Jones Industrial Average v. Pebblebrook Fund Based on $10,000 Initial Investment

(Unaudited)



Average Annualized Total Returns

	Pebblebrook	Dow Jones
1 Year	14.15%	14.17%
Since Inception*	11.06%	8.22%

* From June 23, 2003.

This chart assumes an initial investment of $10,000 made on June 23, 2003. Past performance doesn't guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed may be worth more or less then their original cost. All returns reflect reinvestment of dividends but not reflect the impact of taxes.

Pebblebrook Fund

Schedule of Investments
April 30, 2006

Shares/Principal Amount	Market Value	% of Net Assets
COMMON STOCKS		
Accident & Health Insurance		
150 Aon Corp.	$6,287	0.95%
Blank Checks		
100 Oil Service Holders Trust	15,754	2.37%
Books: Publishing		
200 McGraw-Hill	11,132	1.68%
Chemicals & Allied Products		
65 BASF AG +	5,561	0.84%
Commercial Banks, NEC		
400 Mitsubishi UFJ Financial Group, Inc. +	6,264	0.94%
Electric Services		
400 Duke Energy Co.	11,648	1.76%
Electronic & Other Electrical Equipment		
200 Emerson Electric Co.	16,990	
200 General Electric Co.	6,918	
	23,908	3.60%
Federal & Federally-Sponsored		
50 Student Loan Corp	10,412	1.57%
Fire, Marine & Casualty Insurance		
100 Allstate Corp.	5,649	
100 American International Group, Inc.	6,525	
	12,174	1.83%
Food and Kindred Products		
100 Nestle SA +	7,600	1.15%
Hospital & Medical Service Plans		
200 UnitedHealth Corp.	9,948	1.50%
Industrial Inorganic Chemicals		
400 Praxair, Inc.	22,452	3.38%
Investment Advice		
100 Alliance Berstein Holding LP	6,445	
100 Franklin Resources, Inc.	9,312	
	15,757	2.37%
Measuring & Controlling Devices		
150 Thermo Electron Corp.*	5,781	0.87%
Metal Mining		
300 BHP Billiton Ltd. +	13,668	2.06%

* Non-Income Producing Securities
**Variable Rate Security; The Coupon Rate shown represents the rate at April 30, 2006.
+ ADR- American Depository Receipt
The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Schedule of Investments
April 30, 2006

Shares/Principal Amount	Market Value	% of Net Assets
COMMON STOCKS		
Motor Vehicles and Passenger Car Bodies		
50 Toyota Motor Corp. +	5,857	0.88%
National Commercial Banks		
400 Bank of America Corp.	19,968	
275 Citigroup, Inc.	13,736	
100 Wells Fargo & Co.	6,869	
	40,573	6.11%
Natural Gas Transmission		
75 Kinder Morgan, Inc.	6,602	0.99%
Offices Of Holding Companies		
6 Berkshire Hathaway Class B*	17,712	2.67%
Paper Mills		
325 Kimberly Clark Corp.	19,022	2.87%
Perfumes, Cosmetics & Other		
100 Colgate-Palmolive Co.	5,912	0.89%
Personal Credit Institutions		
100 SLM, Corp.	5,288	0.80%
Petroleum Refining		
100 British Petroleum Co. PLC. +	7,372	
400 ConocoPhillips	26,760	
400 Exxon Mobil Corp.	25,232	
	59,364	8.95%
Pharmaceutical Preparations		
100 Astrazeneca PLC. +	5,513	
250 Johnson & Johnson	14,653	
125 Lilly, Eli & Co.	6,615	
100 Novartis AG +	5,751	
100 Roche Holding Ltd. +	7,630	
	40,162	6.05%
Primary Smelting & Refining		
80 Phelps Dodge	6,895	1.04%
Railroads, Line-Haul Operating		
100 Burlington Northern Santa Fe Corp.	7,953	1.20%
Savings Institution, Federally		
200 Golden West Financial Corp.	14,374	2.17%
Security & Commodity Brokers		
50 Chicago Mercantile Exchange Holdings, Inc.	22,900	3.45%

* Non-Income Producing Securities
**Variable Rate Security; The Coupon Rate shown represents the rate at April 30, 2006.
+ ADR- American Depository Receipt
The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Schedule of Investments
April 30, 2006

Shares/Principal Amount	Market Value	% of Net Assets
COMMON STOCKS		
Services-Consumer Credit Reports		
200 Equifax, Inc.	7,708	
200 Moody's Corp.	12,402	
	20,110	3.04%
Specialty Cleaning, Polishing		
100 Clorox Co.	6,418	0.97%
State Commercial Banks		
100 State Street Corp.	6,532	0.98%
Sugar & Confectionery Products		
200 Wrigley (WM.) Jr. Co.	9,414	
50 Wrigley (WM.) Jr. Co. Class B	2,355	
	11,769	1.77%
Telephone Communications		
200 American Telephone & Telegraph	5,242	0.79%
TOTAL COMMON STOCKS (COST $345,469)	$481,031	72.49%
REAL ESTATE INVESTMENT TRUSTS		
200 John Wiley Class A	$7,328	
100 Public Storage, Inc.	7,688	
75 Streettracks Wilshire Reit	5,609	
	20,625	3.11%
TOTAL REAL ESTATE INVESTMENT TRUSTS (COST $14,363)	$20,625	3.11%
CASH EQUIVALENTS		
162,994 First American Prime Obligation Fund Cl A 4.41% **	$162,994	24.56%
(Cost $162,994)		
TOTAL INVESTMENTS (Cost $522,826)	$664,650	100.16%
Liabilities in excess of other Assets	($1,043)	-0.16%
Net Assets	$663,607	100.00%

* Non-Income Producing Securities
**Variable Rate Security; The Coupon Rate shown represents the rate at April 30, 2006.
+ ADR- American Depository Receipt
The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Statement of Assets and Liabilities
April 30, 2006

Assets:		
Investment Securities at Market Value	$	664,650
(Cost - $522,826)		
Cash		50
Receivables:		
Dividends and Interest		1,130
Total Assets		665,830
Liabilities		
Advisory Fees Payable		2,223
Total Liabilities		2,223
Net Assets	$	663,607
Net Assets Consist of:		
Capital Paid In	$	510,482
Accumulated Undistributed Net Investment Income		4,014
Accumulated Realized Gain (Loss) on Investments - Net		7,287
Unrealized Appreciation in Value		
of Investments Based on Identified Cost - Net		141,824
Net Assets, for 24,970 Shares Outstanding		
(1,000,000 shares authorized, $.01 par value)	$	663,607
Net Asset Value Offering Price and Redemption Price		
Per Share ($663,607/24,970 shares)	$	26.58

The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Statement of Operations
For the year ended April 30, 2006

Investment Income:		
Dividends	$	12,886
Interest		3,084
Total Investment Income		15,970
Expenses: (Note 3)		
Management Fees		9,111
Total Expenses		9,111
Net Investment Income		6,859
Realized and Unrealized Gain on Investments:		
Realized Gain on Investments		8,327
Change in Unrealized Appreciation on Investments		65,937
Net Realized and Unrealized Gain on Investments		74,264
Net Increase in Net Assets from Operations	$	81,123

The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Statement of Changes in Net Assets

	5/1/2005 to 4/30/2006	5/1/2004 to 4/30/2005
From Operations:		
Net Investment Income	$ 6,859	$ 4,345
Net Realized Gain (Loss) on Investments	8,327	(1,040)
Change in Net Unrealized Appreciation	65,937	50,243
Increase in Net Assets from Operations	81,123	53,548
From Distributions to Shareholders:		
Net Investment Income	(5,174)	(2,320)
Net Realized Gain from Security Transactions	0	(720)
Net Change in Net Assets from Distributions	(5,174)	(3,040)
From Capital Share Transactions:		
Proceeds From Sale of Shares	64,416	63,974
Shares Issued on Reinvestment of Dividends	5,174	3,040
Cost of Shares Redeemed	(78,915)	(48,903)
Net Increase (Decrease) from Shareholder Activity	(9,325)	18,111
Net Increase in Net Assets	66,624	68,619
Net Assets at Beginning of Period	596,983	528,364
Net Assets at End of Period (including accumulated undistributed net investment income of $4,014 and $2,329, respectively)	$ 663,607	$ 596,983
Share Transactions:		
Issued	2,531	2,920
Reinvested	203	133
Redeemed	(3,178)	(2,144)
Net Increase (Decrease) in Shares	(444)	909
Shares Outstanding Beginning of Period	25,414	24,505
Shares Outstanding End of Period	24,970	25,414

* Commencement of operations.

The accompanying notes are an integral part of the financial statements.

Pebblebrook Fund

Financial Highlights

Selected data for a share outstanding throughout the period:	5/1/2005 to 4/30/2006	5/1/2004 to 4/30/2005	6/23/2003 ** to 4/30/2004
Net Asset Value -			
Beginning of Period	$ 23.49	$ 21.56	$ 20.00
Net Investment Income/(Loss) (b)	0.28	0.17	0.03
Net Gains or Losses on Securities			
(realized and unrealized)	3.04	1.88	1.55
Total from Investment Operations	3.32	2.05	1.58
Distributions (From Net Investment Income)	(0.23)	(0.09)	(0.02)
Distributions (From Capital Gains)	0.00	(0.03)	(0.01)
Total Distributions	(0.23)	(0.12)	(0.03)
Net Asset Value -			
End of Period	$ 26.58	$ 23.49	$ 21.56
Total Return (a)	14.15%	9.51%	7.93% ***
Ratios/Supplemental Data			
Net Assets - End of Period (Thousands)	664	597	528
Ratio of Expenses to Average Net Assets	1.50%	1.50%	1.50% *
Ratio of Net Income to Average Net Assets	1.13%	0.75%	0.18% *
Portfolio Turnover Rate	22.65%	0.98%	21.32% *

* Annualized
** Commencement of operations.
*** Not Annualized
(a) Total Return in the above table represents the rate that the investor would
   have earned or lost on an investment in the Fund assuming reinvestment of dividends.
(b) - Per share net investment income/(loss) has been determined on the basis of average
   number of shares outstanding during the period.

The accompanying notes are an integral part of the financial statements.

PEBBLEBROOK FUND, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2006

1.) ORGANIZATION

The Pebblebrook Fund, Inc. (the "Fund") was organized as a non-diversified mutual fund on May 21, 2003 and commenced operations on June 23, 2003. The Fund is an open-end investment company established under the laws of Texas by Articles of Incorporation dated January 30, 2003. The Pebblebrook Fund is a value fund seeking capital appreciation. Significant accounting policies of the Fund are presented below:

2.) SIGNIFICANT ACCOUNTING POLICIES

SECURITY VALUATION:

Securities that are traded on any exchange or on the NASDAQ over-the-counter market are valued at the last quoted sale price. Lacking a last sale price, a security is valued at its last bid price except when, in the Adviser's opinion, the last bid price does not accurately reflect the current value of the security. All other securities for which over-the-counter market quotations are readily available are valued at their last bid price. When market quotations are not readily available, when the Advisor determines the last bid price does not accurately reflect the current value or when restricted securities are being valued, such securities are valued as determined in good faith by the Adviser, in conformity with guidelines adopted by and subject to review of the Board of Directors.

FEDERAL INCOME TAXES:

The Fund's policy is to continue to comply with requirements of Sub-Chapter M of the Internal Revenue Code that are applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no provision for income taxes is required.

DISTRIBUTIONS TO SHAREHOLDERS:

Distributions to Shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

OTHER:

Security transactions are recorded on trade date. Dividend income is recorded on the ex-dividend date, and interest income is recognized on an accrual basis. Stock splits and stock dividends in shares of the same class as the shares owned are not income to the Fund. Other non cash dividends are recognized as investment income at the fair value of the property received. Discounts and premiums on securities purchased are amortized over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the Fund's understanding of the applicable country's tax rules and rates.

3.) INVESTMENT ADVISORY AGREEMENT

The Fund has entered into an investment advisory agreement with Cross Investment Management, LLC. ("the Adviser"). The Adviser manages the investment portfolio of the Fund, subject to policies adopted by the Fund's Board of Directors. Under the investment advisory agreement, the Adviser, at its own expense and without reimbursement from the Fund, furnishes office space and all necessary office facilities, equipment and executive personnel necessary for managing the Fund. For the year ended April 30, 2006, the Adviser received management fees totaling $9,111. At April 30, 2006, the Fund owed the Adviser $2,223. The Adviser pays all operating expenses of the Fund with the exception of taxes, borrowing expenses (such as (a) interest and (b) dividend expenses on securities sold short), brokerage commissions and extraordinary expenses. For its services, the Adviser receives an annual investment management fee of 1.50% of the average daily net assets of the Fund.

Control persons of the Adviser also serve as directors/officers of the Fund. These individuals receive benefits from management fees paid to the Adviser of the Fund. The Fund has entered into agreements with Mutual Shareholder Services ("MSS") for the fund accounting and transfer agency services. An officer and shareholder of MSS is also an officer of the Fund. Fees paid to MSS are paid by the Adviser.

4.) CAPITAL STOCK

The authorized capitalization of the Fund consists of 1,000,000 shares of common stock of $0.01 par value per share. Paid in capital at April 30, 2006 was $510,482 representing 24,970 shares outstanding.

5.) INVESTMENT TRANSACTIONS

For the year ended April 30, 2006, purchases and sales of investment securities other than U.S. Government obligations and short-term investments aggregated $111,753 and $119,514 respectively. Purchases and sales of U.S. Government obligations aggregated $0 and $0, respectively.

For Federal income tax purposes, the cost of investments owned at April 30, 2006 was $522,826.

At April 30, 2006, the composition of unrealized appreciation (the excess of value over tax cost) and depreciation (the excess of tax cost over value) was as follows:

Appreciation	(Depreciation)	Net Appreciation (Depreciation)
$147,654	($5,830)	$141,824

6.) CONTROL OWNERSHIP

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a fund creates a presumption of control of the fund, under Section 2(a)(9) of the Investment Company Act of 1940. As of April 30, 2006, Bill Cross and related family members, in aggregate, owned more than 68.97% of the Pebblebrook Fund.

7.) DISTRIBUTIONS TO SHAREHOLDERS

On December 22, 2005 a distribution of $0.225 per share was declared. The dividend was paid on December 23, 2005, to shareholders on record on December 22, 2005. Of this dividend, $0.225 was paid from net investment income.

The tax character of distributions paid during the year ended April 30, 2006 and the period April 30, 2005 were as follows:

Distributions from:	2006	2005
Net Investment Income	$5,174	$2,320
Short-Term Capital Gain	0	720
Long-Term Capital Gain	0	0
	$5,174	$3,040

As of April 30, 2006 the components of distributable earnings on a tax basis were as follows:

Undistributed ordinary income/ (accumulated losses)	$ 4,630
Undistributed long-term capital gain/ (accumulated losses)	6,671
Unrealized appreciation/ (depreciation)	141,824
	$153,125

There were no differences between book and tax basis of investments.

8.) LIQUIDATION EVENT

At a special meeting of the Board of Directors held on June 13, 2006, it was determined it was in the best interest of the Fund's shareholders to liquidate by June 30, 2006.

PEBBLEBROOK FUND, INC.
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2006

In accordance with the liquidation, the Advisor will continue to oversee the assets of the Fund and commence an orderly liquidation. As a result of the liquidation of the Fund's portfolio, the Fund will no longer be able to pursue its investment objective.

As a result of the Fund adopting a plan of liquidation, the Fund changed its basis of accounting from the going concern basis to the liquidation basis effective June 13, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and
Board of Directors of
Pebblebrook Fund

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Pebblebrook Fund as of April 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years then ended, and financial highlights for each of the three periods then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the Fund's custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Pebblebrook Fund as of April 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years then ended, and the financial highlights for each of the three periods then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Board of Directors of Pebblebrook Fund approved a plan of liquidation on June 13, 2006. As a result, the Fund changed its basis of accounting from the going concern basis to the liquidation basis effective June 13, 2006.

Cohen McCurdy, Ltd.
Westlake, Ohio
June 29, 2006

PEBBLEBROOK FUND, INC.

EXPENSE ILLUSTRATION
APRIL 30, 2006 (UNAUDITED)

Expense Example

As a shareholder of the Pebblebrook Fund, you incur one type of cost: management fees. This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The Example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period, November 1, 2005 through April 30, 2006.

Actual Expenses

The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratios and an assumed rate of return of 5% per year before expenses, which are not the Fund's actual returns. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in these Funds and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning Account Value November 1, 2005	Ending Account Value April 30, 2006	Expenses Paid During the Period* November 1, 2005 to April 30, 2006
Actual	$1,000.00	$1,084.27	$7.75
Hypothetical (5% Annual Return before expenses)	$1,000.00	$1,017.36	$7.50

* Expenses are equal to the Fund's annualized expense ratio of 1.50%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

PEBBLEBROOK FUND, INC.

DIRECTORS AND OFFICERS (UNAUDITED)
APRIL 30, 2006

The Board of Directors supervises the business activities of the Fund. Each Director serves as a director until the termination of the Fund unless the Director dies, resigns, retires or is removed. The following table provides information regarding each Director who is an "interested person" of the Fund, as defined in the Investment Company Act of 1940, and each officer of the Fund.

"Interested" Directors

Name, Address and Age	Position Held	Year First Elected a Director and/or Officer of the Fund	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director
Bill Cross 49 Pebblebrook Fund, Cross Investment Management, LLC 13047 Pebblebrook Drive Houston, Texas 77079	President and Director	2003	Private Client Consultant, Director, Sales Manager, Manager – Charles Schwab & Co., Inc.	One	None

The following table provides information regarding each Director who is not an "interested person" of the Fund, as defined in the Investment Company Act of 1940.

"Non-Interested" Directors

Name, Address and Age	Position Held	Year First Elected A Director of Fund Complex	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held by Director[3]
Deanna Sullivan 49 5511 Beverly Hill Houston, Texas 77056	Director	2003	Partner – Arthur Andersen Consultant	One	None
Curt Frisby 48 2009 Dryden Houston, Texas 77030	Director	2003	Account Manager – Marmon Keystone	One	None

For the year ended April 30, 2006, the Adviser did not compensate the trustees.

Board of Directors
Bill Cross
Deanna Sullivan
Curt Frisby

Investment Adviser
Cross Investment Management, LLC
5959 West Loop South
Suite 535
Bellaire, Texas 77401

Dividend Paying Agent,
Shareholders' Servicing Agent,
Transfer Agent
Mutual Shareholder Services
8000 Town Centre Drive, Suite 400
Broadview Heights, OH 44147

Custodian
U.S. Bank, NA
425 Walnut Street
P.O. Box 1118
Cincinnati, OH 45201

Independent Registered Public Accounting Firm
Cohen McCurdy Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, OH 44145

This report is provided for the general information of the shareholders of the Pebblebrook Fund. This report is not intended for distribution to prospective investors in the funds, unless preceded or accompanied by an effective prospectus.

PEBBLEBROOK FUND, INC.

ADDITIONAL INFORMATION (UNAUDITED)
APRIL 30, 2006

PROXY VOTING GUIDELINES

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities and information regarding how the Fund voted proxies during the 12-month period ended June 30, 2005, are available without charge upon request by (1) calling the Fund at (800) 832-0852 and (2) from Form N-PX filed by the Fund with the Securities and Exchange Commission ("SEC") on the SEC's website at www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Fund files a complete schedule of investments with the SEC for the first and third quarter of each fiscal year on Form N-Q. The Fund's first and third fiscal quarters end on July 31 and January 31. The Form N-Q filing must be made within 60 days of the end of the quarter, and the Fund's first Form N-Q was filed with the SEC on March 18, 2005. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov, or they may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (call 1-800-732-0330 for information on the operation of the Public Reference Room). You may also obtain copies by calling the Fund at 1-800-832-0852.